EXHIBIT 14.1

Certified Public Accountants and Advisors

A PCAOB Registered Firm

713-489-5635 bartoncpafirm.com Cypress, Texas

Consent of Independent Registered Public Accounting Firm

We consent to the use, in this Offering Statement on Form 1-A, of our report dated May 2, 2023, with respect to our audit of the financial statements of Cityfunds I LLC and the underlying series that are Series #Austin, Series #Dallas, Series #Miami, Series #Tampa, Series #Houston, Series #Nasvhille, Series #Phoenix, Series #Las Vegas, Series #Denver, and Series #Los Angeles as of December 31, 2022, and for the year then ended, which includes an explanatory paragraph regarding substantial doubt about its ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in such Offering Statement.

Very truly yours,

BARTON CPA
Cypress, Texas

October 23, 2023